Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

December 19, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SG Commercial Mortgage Securities, LLC
Registration Statement on Form SF-3
Filed October 11, 2024
File No. 333-282604

Dear Ms. Bancroft:

We are counsel to SG Commercial Mortgage Securities, LLC (the “Registrant”). We have reviewed your letter dated November 7, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the Registrant’s registration statement (File No. 333-282604) on Form SF-3 as initially filed on October 11, 2024. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (“Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

David S. Gingold Tel +1 212 504-6386 Fax +1 212 504-6666 david.gingold@cwt.com

Rolaine Bancroft, Esq.
December 19, 2024

The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

Summary, page 47

2.	We note your disclosure of various types of shortfalls in available funds which will reduce distribution to the classes or certificates or trust components with the lowest payment priorities, including shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement. Please identify for us which provisions in the pooling and servicing agreement would entitle parties to the pooling and servicing agreement to be indemnified by the issuing entity. Further, please tell us whether these provisions would entitle these parties to indemnification related to the asset review or dispute resolution provisions required by General Instruction I.B.1 of Form SF-3.

As described in “Pooling and Servicing Agreement—Limitation on Liability; Indemnification” herein, Section 6.04 of the form Pooling and Servicing Agreement (see Registration Statement on Form SF-3 (File No. 333-203904) filed on September 9, 2021) entitles the parties to certain indemnification payments.

The Registrant has revised Amendment No. 1 to clarify that no such indemnification will apply in connection with the asset review or dispute resolution provisions described under “Pooling and Servicing Agreement—The Asset Representations Reviewer” or “—Dispute Resolution Provisions”.

Risk Factors

Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on Business of the Transaction Parties, page 65

3.	We note your disclosure sets forth an example that, "hackers recently engaged in attacks against organizations that are designated to disrupt key business services." As a result, "There can be no reassurance that the sponsors, the master servicers, the special servicer, the borrowers or the other transaction parties will not suffer any such losses in the future." Please revise to explain the relevancy of these attacks or provide further detail.

The Registrant has revised Amendment No. 1 to clarify the language.

Rolaine Bancroft, Esq.
December 19, 2024

Concentration Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses, page 93

4.	We note your disclosure explaining that the effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for disproportionately large percentage of the pool’s aggregate principal balance. In an appropriate section, please provide bracketed disclosure stating that if 10% or more of the pool in any one state or other geographic region is present, then you will describe any economic or other factors specific to such state or region that may materially impact the pool asset or pool asset cashflows. Refer to Item 1111(b)(14) of Regulation AB.

The Registrant has revised Amendment No. 1 accordingly.

Underwritten Net Cash Flow Could Be Based on Incorrect or Flawed Assumptions, page 108

5.	We note this risk factor references another risk factor titled "-Special Risks-Current Coronavirus Pandemic Has Adversely Affected the Global Economy..." We also note the same reference in the risk factor that follows. We could not locate this risk factor. Please revise to delete this cross reference.

The Registrant has revised Amendment No. 1 accordingly.

[Qualifying CRE Loans, page 271

6.	Your disclosure refers to certain credit risk requirements under “Regulation RR of the Securities Act.” Please revise to reflect that Regulation RR is promulgated under the Securities Exchange Act.

The Registrant has revised Amendment No. 1 accordingly.

Mediation and Arbitration Provision, page 418

7.	We note your disclosure that any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses. Please tell us how this disclosure complies with General Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.

Rolaine Bancroft, Esq.
December 19, 2024

The Registrant notes that the second paragraph of the “Pooling and Servicing Agreement—Mediation and Arbitration Provisions” section states “[t]he expenses of any mediation will be allocated among the parties to the mediation including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation” and that “[i]n its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion”, each of which complies with General Instruction I.B.1(c)(B) of Form SF-3.  The disclosure that the Staff directs the Registrant to informs investors that the Enforcing Servicer is thereafter permitted to seek reimbursement from the trust fund for any expenses so allocated to it that were paid by the Enforcing Servicer out-of-pocket.  As the Enforcing Servicer will be entering into a mediation or arbitration due to actions it takes on behalf of the issuing entity (as opposed to a Requesting Holder that becomes an Enforcing Party who will not be entitled to reimbursement) in connection with potential repurchase activity, the Registrant believes that permitting an Enforcing Servicer to seek reimbursement for such expenses is not inconsistent with the General Instruction.

Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding, page 425

8.	We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The Registrant has revised Amendment No. 1 to clarify the language.

Pending Legal Proceedings Involving Transaction Parties, page 451

9.	We note your disclosure that "the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims." Please revise to reflect that you will update this disclosure at the time of an offering.

The Registrant has revised Amendment No. 1 accordingly.

Part II - Information Not Required in Prospectus

Rolaine Bancroft, Esq.
December 19, 2024

Item 14. Exhibits, page II-2

10.	Please revise footnote 7 to provide the complete file number of the Form SF-3 that you are incorporating by reference.

The Registrant has revised Amendment No. 1 accordingly.

11.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits as part of Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Gingold

David S. Gingold

cc:	Adam Ansaldi (w/o enclosures)
Renee Charlap, Esq. (w/o enclosures)